CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4818

Bradley C. Weber	Goodwin Procter LLP
650.752.3226	Counselors at Law
bweber@goodwinprocter.com	135 Commonwealth Drive
Menlo Park, CA 94025
T: 650.752.3100
F: 650.853.1038

June 1, 2016

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

TPI Composites, Inc.

8501 N. Scottsdale Rd.

Gainey Center II, Suite 100

Scottsdale, AZ 85253

Telephone: (480) 305-8910

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND COURIER

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	TPI Composites, Inc.
Confidential Draft Registration Statement on Form S-1
CIK No. 0001455684

Rule 83 Confidential Treatment Request by TPI Composites, Inc.

Dear Ms. Ravitz:

            This letter is being submitted on behalf of TPI Composites, Inc. (the “Company”) to supplement the Company’s previous telephone conversations with you and other representatives of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4819

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

June 1, 2016

We have enclosed a copy of certain materials prepared by the Company setting forth its analysis with respect to certain accounting-related matters that we have been discussing with you by telephone, which materials are attached hereto as Exhibit A.

Because of the sensitive nature of the accounting-related matters, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Company’s Confidential Draft Registration Statement on Form S-1 or any subsequent submissions or filings thereof. The Company respectfully requests that the Staff return to us the information attached to Exhibit A of this letter once the Staff has completed its review of such materials. We have provided a self-addressed stamped envelope for this purpose.

[Signature Page Follows]

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4820

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

June 1, 2016

    If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Martin James, Securities and Exchange Commission
Patrick Gilmore, Securities and Exchange Commission
Heather Percival, Securities and Exchange Commission
William Siwek, TPI Composites, Inc.
Larry Bello, KPMG LLP
Ryan Sansom, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4821

Exhibit A

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4822

MEMORANDUM

Date:	June 1, 2016

To:	TPI Accounting Files

From:	[***]

Re:	Revenue from Contracts with Customers Adoption Memo

Purpose:

The purpose of this memo is to document our consideration of the earnings process and revenue recognition accounting and financial reporting processes for TPI Composites, Inc. (“TPI” or “the Company”) upon adoption of Accounting Standard Codification Topic 606 (ASC 606), Revenue from Contracts with Customers.

Background:

We enter into long-term supply agreements with our customers that cover the items to be manufactured, the number of blades to be produced and the cost of the blades, which may vary based on the number of items purchased as compared to the annual commitment from the customer included in the supply agreement. Contract acquisition or fulfillment costs are clearly inconsequential and the Company currently has only two salaried business development employees primarily focused on current client relationships.

The majority of the Company’s long term supply contracts include multiple deliverables (blades, molds and tooling, engineering services, blade storage, production transition and warranty), each with independent revenue recognition points which are summarized below:

•	Blades sales account for approximately [***] of TPI’s revenue. Blades are produced in precision molding and assembly systems manufactured by TPI to client specifications. Blades are manufactured based on the technical specifications outlined in the supply agreement with the customer one blade at a time with a typical cycle time of approximately [***] per blade. Customers will contract for a number of blades based on the expected capacity of the molds in service. The price per blade is [***] and is agreed to in the contract and included on the customer issued purchase order. If the customer orders less than the number of blades that is specified in the contract as the number produced under expected capacity, the customer will be subject to additional charges. If the customer orders more than the number of blades that could be produced at expected capacity, the price per blade is the same as the price per blade at the expected capacity agreed to in the contract. The customer will then issue purchase orders for specific numbers of blades, typically [***] of production. Under the SAB 104 revenue recognition model for bill-and-hold, the Company does not meet the requirements for recognizing revenue until the product is delivered. The customer is invoiced for the blade

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4823

when the blade is certified (by either internal or external personnel, as specified in the customer contract) that it conforms to the technical specification. The long term supply agreements include terms that specify that the customer is to be billed when the certificate of conformance (COC) is issued and that the customer is responsible for payment of the invoice based on the agreed upon payment terms from the date of the invoice. The Company records deferred revenue and the related inventory held for customer orders for blades invoiced but not yet delivered as of the period end since as discussed above the criteria for revenue recognition under current GAAP have not been met until delivery.

•	Non-Blade Revenue is further disaggregated into:

¡	Precision Molding (Molds) and Assembly Systems (Tooling) are produced by TPI to engineering specifications developed by the customer in order to produce and test composite products. TPI primarily produces composite wind blade molds and tooling. Revenue is recognized when the produced item is delivered in accordance with each individual contract.

¡	Technical Engineering Services, Blade Storage and Production Transition Revenues are revenues related to various client support and technical services. Revenue is recognized when the services are performed.

Accounting Guidance:

ASC 606 requires that entities apply a five step model to determine when to recognize revenue. Revenue is recognized when an entity transfers control of goods or services to a customer at the amount to which the entity expects to be entitled to receive under the contract in exchange for transferring goods or services. The five steps are:

1.	Identify the contract – an agreement between two or more parties that creates enforceable rights and obligations and specifies that enforceability is a matter of law,

2.	Identify performance obligations – a promise to transfer goods or services that are distinct or a series of distinct goods or services,

3.	Determine the transaction price – amount of consideration to which an entity expects to be entitled in exchange for transferring goods or services,

4.	Allocate the transaction price – allocation to each performance obligation in proportion to its stand-alone selling price, and

5.	Recognize revenue.

For purposes of this memo, we will identify changes to revenue recognition considering the guidance of ASC 606 compared to the Company’s practice under current GAAP, including the SEC’s guidance under Staff Accounting Bulletin 104 (SAB 104) related to bill and hold arrangements.

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4824

1.	Identify the Contract

We have explicit purchase orders and supply agreements with each of our customer and the amounts under the contracts are collectible, and the supply agreements with customers are a single contract when comparing SAB 104 to ASC 606.

2.	Identify the Performance Obligation

Our long term supply agreements usually include multiple deliverables as discussed above including blades, molds and tooling, engineering services, blade storage, production transition and warranty. ASC 606 requires that we assess the goods or services promised in a contract to determine if the performance obligation is a distinct good or service, which may also be a series of distinct goods or services. We believe that the current identification of separate deliverables (performance obligations) under the multiple element arrangement guidelines under GAAP will be consistent with the requirements under ASC 606.

•	Wind blades- the supply agreement specifies the design and manufactuing process of the blades which are determined by each customer and are considered the customer’s intellectual property protected by the terms of the supply agreement. Blades are not interchangeable as each one is designed for the type of wind turbine using the blade

•	Molds and tooling- the supply agreement specifies the design and specifications of molds and tooling to be used in the production of blades which are determined by each customer and are considered the customer’s intellectual property protected by the terms of the supply agreement. The customer can supply the molds and tooling directly to TPI and are not required to use TPI to produce the molds and tooling.

•	Engineering services – the supply agreements include rates to be billed for engineering services provided by the Company to the customer including production and design enhancements, blade testing and manufacturing logistics.

•	Blade storage – each supply agreement provides the customer with storage for upto a set number of blades during the term of the supply agreement. The blade storage provision may be billed separately as a monthly fee for space and insurance costs or included in the amount charged for each blade.

•	Production transition – the customer may agree to pay the fixed overhead costs incurred by the Company for transitioning from one type of mold to another during the term of the supply agreement. Production transition is usually expressed as a fixed amount per transition.

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4825

•	Warranty – the supply agreements contain warranty provisions for blades that are agreed to between the Company and the customer and range from two to five years. The customer does not have the option to purchase the warranty separately and the warranty provides the assurance that the products comply with the agreed-upon specifications and provides that the Company will remediate blade failures or claims if it is determined that the issue was caused by materials or workmanship deficiencies. Accordingly, the Company does not consider warranty a performance obligation but accrues a reserve for expected future warrany expenditures.

We have evaluated the guidance under ASC 606 regarding a series of distinct goods or services and have not yet determined whether or not the serial production of blades represent a single performance obligation. The wind blades are a specialized asset that only the customer can use and which are built to customer specifications and our contracts with our customers generally include an enforceable right to payment for a minimum number of blade sets per year whether or not these sets are needed by the customer. Accordingly, we will need to perform a contract by contract evaluation to determine whether or not to recognize revenue over time, at a point in time or a combination depending on each individual contract. Notwithstanding that further analysis must still be done, it is clear from the new guidance that we will recognize revenue earlier under ASC 606 than we have been under existing GAAP.

3.	Determine the Transaction Price

The transaction price, under ASC 606, is the amount of consideration to which an entity expects to be entitled in exchange for transferred goods or services to a customer. An entity estimates the transaction price at contract inception, including any variable consideration, and updates the estimate each reporting period for any changes in circumstances.

The Company has determined that the transaction price under ASC 606 is consistent with its current practices under SAB 104. In the past, there have not been any material adjustments to revenue related to volume purchased.

Currently, the long term supply agreements do not contain any of the following:

•	financing component, as the Company invoices a customer upon COC and requires payment within [***] days of receipt of invoice depending upon the supply agreement terms,

•	cash payments by the Company to customers, or

•	noncash consideration .

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4826

The long-term supply agreements require payment upon agreed upon standard terms with the option of early payment discounts. The Company records an accrual as a reduction of revenue for expected payment discounts to be taken when the customer is invoiced.

4.	Allocate the Transaction Price to the Performance Obligations in the Contract

The Company currently allocates revenue under multiple element arrangements of its supply agreements using the best estimated selling price based on [***] as each product sold is based on agreed upon technical and component specifications included in the contract. Under ASC 606, the Company expects to use the expected [***] approach which we have determined will yield a substantially similar result to the current model used for determining the stand-alone selling price. If a volume discount is expected, it will be allocated proportionality to all of the blade performance obligations in the contract.

5.	Recognize Revenue when or as the entity satisfies a Performance Obligation

The Company currently recognizes revenue in accordance with SAB 104 upon delivery. The supply agreements generally provide for a certain availability at each of the Company’s location for the storage of blades as customers may request that a produced blade be held due to weather, transportation requirements or the status of the wind turbine project. The Company maintains risk of loss during the period that blades are stored at its facilities; however, as each blade is made to client specifications, no right of return exists in the contract. While the Company has had limited warranty claims in the past, there has never been a return of a blade once a COC has been issued. Given the obligation to store blades for an indeterminate amount of time, under current GAAP, bill and hold criteria related to fixed delivery schedule and transfer of risk of loss have not been met under the Company’s current supply agreements until the product is delivered (i.e., picked up by the common carrier arranged for by the customer) to the customer.

The Company notes that the blades and molds produced have no alternative use to the Company due to contractual restrictions since each customer considers their technical specifications to be intellectual property which is protected within the contract terms.

Under ASC 606, the Company has made a preliminary determination of when the customer obtains control of the product to determine when to recognize revenue. The Company believes that the customer obtains control for the performance obligations related to molds, tooling or blade when the product meets the customer’s technical specifications. The Company

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4827

considered the following factors to determine the transfer of control upon COC including a present obligation to pay for the product, acceptance of the product by the customer and the customer’s ability to direct the use of the product and prevent others from using the product. For the performance obligations related to engineering services, blade storage, warranty and production transition, control is transferred over a period of time and revenue is recognized over the period of time that these items are consumed by the customer.

In addition, the Company considered the following questions with respect to the current request by clients to bill and hold items produced:

1.	Is the reason for the bill-and-hold arrangement substantive? Yes, the customer will ask that the product be held due to constraints (the wind farm is not ready to place the blades on the wind turbine) on the customer to transport the blade to the site it will be ultimately used or due to limitations on the ability to store a blade at a site where a wind turbine is being constructed. Blades may be stored from the start until the end date of the supply agreement and supply agreements are typically two to five years. Blades can be stored for [***] when the customer requests the blades not be shipped.

2.	Has the product been identified separately as belonging to the customer? Yes, blades and molds are built to each customer’s technical specifications and are stored separately from ongoing production and are tracked by unique customer specific serial numbers. Due to contract requirements for the protection of intellectual property, one customer’s products may not be sold or used by another customer and the blades are designed to operate on only that customers’ wind turbine. Once the blade or mold is confirmed by the Company or the customer as meeting technical specifications at the end of production, the customer is invoiced and title passes. Invoices are paid at agreed upon payment terms and delivery is not required before payment is made. The supply agreement specifies if the Company may issue the COC or if the customer or an independent third party is required to issue the COC.

3.	Is the product ready for physical transfer to the customer? Yes, the product is stored separately from the production area and is certified as conforming to the technical specifications required by the contract before the customer is billed. Each product is individually identified by a unique serial number and is available for pick up upon notification by the customer. The customer is responsible for arranging transportation. Blades are not considered interchangeable with each other as each blade is sold in a set of three given the need to ensure weight balance for proper operation of the wind turbine being installed by the customer.

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4828

4.	Does the entity have the ability to use the product or direct it to another customer? No, as mentioned above, the Company is prohibited by contract from selling or providing any products under the long term supply agreements to another customer.

Given the answers noted above, the Company has determined that the customer has obtained control of the product prior to delivery and we believe revenue will be recognized overtime or upon customer acceptance. The Company will allocate a portion of the transaction consideration under the contract to the performance obligation to provide custodial services (temporary storage of the blades until delivery) to the customer. Other than custodial services, the long term supply agreements contain no further performance obligations to be met by the Company once the blade is accepted through certification as compliant with technical specifications as outlined in the contract. Customers are responsible for arranging shipment of blades to the wind turbine location from the Company’s plant.

Conclusion

Based on the Company’s preliminary evaluation of the new standard, revenue recognition in accordance with ASC 606 differs from the current guidance provided by GAAP as outlined in the SEC’s Staff Accounting Bulletin 104, which requires the Company to defer recognition of revenue until the risk of loss has passed to the customer and delivery has been made or a fixed delivery schedule has been provided by the customer. Since the Company’s products have no alternative use to the Company due to contractual restrictions placed by each customer on the technical specifications and design of the products, the Company’s initial assessment is revenue upon adoption of ASC 606 will be recognized before the product is delivered. Accordingly, revenue recognition under ASC 606 may no longer require the Company to record deferred revenue and inventory held for customer orders for products awaiting delivery to the customer. The Company will be better able to quantify the impact of adoption of ASC 606 on the results of operations and the amounts and disclosures included in the financial statements once the contract by contract assessment being performed by management is completed.

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4829

MEMORANDUM

Date:	June 1, 2016

To:	TPI Accounting Files

From:	[***]

Re:	Revenue from Contracts with Customers – SAB 74 Memo

Purpose:

This memo documents TPI Composites, Inc.’s evaluation of Accounting Standards Codification Topic 606 (ASC 606), Revenue from Contracts with Customers, effective January 1, 2018 and the required disclosures in accordance with SEC Staff Accounting Bulletin Number 74 (SAB 74).

Background:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, which is also known as ASC 606. ASC 606 is intended to clarify the principles of revenue recognition and remove inconsistencies currently existing in generally accepted accounting principles (GAAP).

The standard is effective for a public entity’s financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Public entities may early adopt ASC 606 at January 1, 2017, and may do so prospectively from the beginning of the period of adoption with no restatement of comparative periods presented OR retrospectively to all periods presented.

The Company intends to adopt ASC 606 as of January 1, 2017 on a retrospective basis. As a result of the adoption of ASC 606, when the Company files its 1934 Act filings for the 2017 periods, we will restate the results for the 2016 and 2015 periods to retroactively present the adoption of ASC 606.

Guidance:

SAB 74 states the following:

Disclosure of the Impact That Recently Issued Accounting Standards Will Have on the Financial Statements of the Registrant When Adopted In a Future Period

Registrants should discuss the potential effects of adoption of recently issued accounting standards in registration statements and reports filed with the Commission. The staff believes that this disclosure guidance applies to all accounting standards which have been issued but not yet adopted by the registrant unless the impact on its financial position and results of operations is not expected to be material. MD&A requires registrants to provide information with respect to liquidity, capital resources and results of operations and such other information that the registrant believes to be necessary to

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4830

understand its financial condition and results of operations. In addition, MD&A requires disclosure of presently known material changes, trends and uncertainties that have had or that the registrant reasonably expects will have a material impact on future sales, revenues or income from continuing operations. The staff believes that disclosure of impending accounting changes is necessary to inform the reader about expected impacts on financial information to be reported in the future and, therefore, should be disclosed in accordance with the existing MD&A requirements.

With respect to financial statement disclosure, GAAS specifically address the need for the auditor to consider the adequacy of the disclosure of impending changes in accounting principles if (a) the financial statements have been prepared on the basis of accounting principles that were acceptable at the financial statement date but that will not be acceptable in the future and (b) the financial statements will be retrospectively adjusted in the future as a result of the change. The staff believes that recently issued accounting standards may constitute material matters and, therefore, disclosure in the financial statements should also be considered in situations where the change to the new accounting standard will be accounted for in financial statements of future periods, prospectively or with a cumulative catch-up adjustment.

The staff believes that the registrant should evaluate each new accounting standard to determine the appropriate disclosure and recognizes that the level of information available to the registrant will differ with respect to various standards and from one registrant to another. The objectives of the disclosure should be to (1) notify the reader of the disclosure documents that a standard has been issued which the registrant will be required to adopt in the future and (2) assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted. The staff understands that the registrant will only be able to disclose information that is known.

The following disclosures should generally be considered by the registrant:

•	A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.
•	A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.
•	A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable. In that case, a statement to that effect may be made.
•	Disclosure of the potential impact of other significant matters that the registrant believes might result from the adoption of the standard (such as technical violations of debt covenant agreements, planned or intended changes in business practices, etc.) is encouraged.

Proposed disclosure:

TPI will include the following disclosure in its financial statements for the three months ended March 31, 2016 and 2015 included in the Registration Statement on Form S-1 to be filed with the SEC.

CONFIDENTIAL TREATMENT REQUESTED BY TPI COMPOSITES, INC.	TPI-4831

Revenue from Contracts with Customers (ASC 606)

In May 2014, the FASB issued new recognition and disclosure requirements for revenue from contracts with customers, which supersedes the existing revenue recognition guidance. The new recognition requirements focus on when the customer obtains control of the goods or services, rather than the current risks and rewards model of recognition. The core principle of the new standard is that an entity will recognize revenue when it transfers goods or services to its customers in an amount that reflects the consideration an entity expects to be entitled to for those goods or services. The new disclosure requirements will include information intended to communicate the nature, amount, timing and any uncertainty of revenue and cash flows from applicable contracts, including any significant judgments and changes in judgments and assets recognized from the costs to obtain or fulfill a contract. Entities will generally be required to make more estimates and use more judgment under the new standard.

The new requirements are effective for the Company beginning January 1, 2018, and may be implemented either retrospectively for all periods presented, or as a cumulative-effect adjustment as of the date of adoption. Early adoption as of January 1, 2017 is permitted.

The Company expects to adopt ASC 606 as of January 1, 2017 with retrospective application to January 1, 2015. Based on the Company’s preliminary evaluation of the new standard, revenue recognition in accordance with ASC 606 differs from the current guidance provided by GAAP as outlined in the SEC’s Staff Accounting Bulletin 104, which requires the Company to defer recognition of revenue until the risk of loss has passed to the customer and delivery has been made or a fixed delivery schedule has been provided by the customer. Since the Company’s products have no alternative use to the Company due to contractual restrictions placed by each customer on the technical specifications and design of the products, the Company’s initial assessment is revenue upon adoption of ASC 606 will be recognized before the product is delivered. Accordingly, revenue recognition under ASC 606 may no longer require the Company to record deferred revenue and inventory held for customer orders for products awaiting delivery to the customer. The Company will be better able to quantify the impact of adoption of ASC 606 on the results of operations and the amounts and disclosures included in the financial statements once the contract by contract assessment being performed by management is completed.

In addition to the impact of the new guidance on the Company’s financial statements and related notes, a discussion of the impact of the adoption of ASC 606 will be included in the Management’s Discussion and Analysis when management’s assessment is completed including:

1.	Components of results of operations
2.	Key metrics used by management
3.	Results of operations
4.	Liquidity and capital resources
5.	Critical accounting policies and estimates